Exhibit 99(ao)

STATE OF MAINE	Docket No. 2002-676
PUBLIC UTILITIES COMMISSION
March 26, 2003

MAINE PUBLIC SERVICE COMPANY	ORDER APPROVING
Request for Approval of	STIPULATION
Reorganization of the Company
Into a Holding Company Structure

WELCH, Chairman; NUGENT and DIAMOND, Commissioners

I.                                         SUMMARY

In this Order, we approve a stipulation entered into between Maine Public Service Company (MPS or Company) and the Office of the Public Advocate (OPA), and thus, approve with conditions, MPS’s request for approval of a reorganization of the Company into a holding company structure along with MPS’s request for a limited exemption from the requirements of 35-A M.R.S.A. § 708.  As part of our approval of the Stipulation, we also approve MPS’s Revised Management and Support Services Agreement (MSSA) and Cost Manual filed with the Commission on March 10, 2003.  We find that all of our conditions for approval have been met here, and thus, approve the stipulation.

II.                                     BACKGROUND

On October 31, 2002, MPS filed a request for Commission approval of a restructuring into a Maine based holding company structure.  Under this structure MPS, Energy Atlantic as well as other affiliates which might be created at a later date, will become subsidiaries of a holding company (HoldCo).  In its application, MPS states that the corporate restructuring will be accomplished through a “reverse triangular merger”, similar to the one employed in Central Maine Power Company, Application for Approval of Reorganization of Transaction with Affiliated Interests and Transfer of Assets, Docket No. 97-930.  The proposed restructuring constitutes a reorganization requiring Commission approval pursuant to the provisions of 35-A M/R.S.A. § 708.

In addition to the proposed reorganization, MPS also requests the approval of certain stock issuances and affiliated interest transactions.  Specifically, MPS requests Commission approval of the following transactions and arrangements:

1.                                       the creation of a corporation (HoldCo) that will become the parent company of MPS through its ownership of all outstanding company stock of MPS;

2.                                       the creation of a corporation (MergeCo) whose only purpose will be to facilitate the corporate reorganization and which when organized will be a wholly owned subsidiary of HoldCo and which will cease to exist once it has served its purpose;

3.                                       the conversion and exchange of all the outstanding shares of HoldCo’s common stock to the degree that the conversion and exchange of MPS stock to be  effected in that transaction is deemed to constitute as issuance of utyility stock within the meaning of 35-A M.R.S.A. §§ 901 and 902;

4.                                       the merger of MergeCo into the Company, with the Company as the surviving corporation, and the resulting conversion of the outstanding shares of MergeCo common stock into a number of  shares of the common stock of the Company equal to the number of shares of the Compnay’s common stock outstanding immediately prior to the share conversion described in item 3 above, which will be deemed issued by the Company for this purpose;

5.                                       the dividend by MPS of its limited liability company interests in Energy Atlantic to HoldCo pursuant to 35-A M.R.S.A. §§ 708, 901 and 902;

6.                                       the execution and delivery of the Managerial and Support Services Agreement and approval of the cost manual submitted in conjunction therewith pursuant to 35-A M.R.S.A. § 707;

7.                                       the winding up and dissolving of M&NB at such future time as MPS might deem appropriate pursuant to 35-A M.R.S.A. § 708; and,

8.                                       the transfer, after the Merger Date, (i) of assets that are not “necessary or useful” within the meaning of Section 1101 of title 35-A, from MPS to any MPS affiliate, and (ii) the transfer of all other assets from MPS to HoldCo or any non-MPS HoldCo subsidiary in the total amount of up to $1,000,000 over the three-year period beginning upon the Merger Date.

A Notice of Proceeding which provided interested persons with an opportunity to intervene was issued on November 12, 2002.  A timely petition to intervene was filed by the Office of the Public Advocate.  A petition for discretionary intervention, for the limited purpose of receiving filings and potential filing a brief, was filed by Central Maine Power Company (CMP).  Bangor Hydro-Electric Company (BHE) filed a request to be added as an interested person, receiving all filings.  The petitions of the OPA, CMP and BHE were granted by way of a Procedural Order dated December 3, 2002.  In its application, MPS requested that the Commission authorize the creation of HoldCo and MergeCo within thirty days of the date of its filing.  This “interim approval” would be for the limited purpose of making necessary filing with the Securities and

Exchange Commission (SEC) under the Public Utility Holding Company and for executing a registration statement under federal securities law.  On December 3, 2002, the Commission granted MPS’s request for interim approval to incorporate HoldCo and MergeCo for the limited purpose of making filings with the SEC and American Stock Exchange.

As part of its original petition, MPS also requested an exemption of the reorganization statute for all future transactions which would otherwise constitute a reorganization of MPS except in cases involving the issuance or transfer of securities of an entity that is, or is intended to become, a Maine public utility.  On December 27, 2002, MPS amended its petition to conform the Company’s request for exemption to the exemption granted to Central Maine Power Company in Central Maine Power Company, et. al., Request for Waiver from the Reorganization Approval Requirements in 35-A M.R.S.A. Section 708, Docket No. 2001-447, Order (Dec. 20, 2001)

Technical conferences on the Company’s filing were held on January 8, 2003 and January 17, 2003.  Following these conferences, the parties and our Staff engaged in a number of settlement conferences.  Based on the discussions at these conferences, MPS filed a revised Management and Support Services Agreement and Cost Manual on March 10, 2003 and on March 12, 2003, the OPA and MPS filed a Stipulation which proposed to resolve all issues in this matter.(1)

III.                                 DESCRIPTION OF THE STIPULATION

The parties to the Stipulation propose that the Commission approve the creation of HoldCo and MPS’s proposal to reorganize into a holding company structure as described in Section II, infra.  The Stipulation also recommends approval of the transfer of assets from MPS to any MPS affiliate that are not necessary and useful within the  meaning of Section 1101 in an amount not to exceed $150,000 per year up to a total of $450,000 over a three-year period commencing on the closing of the merger.  With respect to future reorganizations, MPS would be granted a partial exemption from the approval requirements of 35-A M.R.S.A. § 708, except that the following restructurings shall continue to require Commission approval:

1.                                       a restructuring of MPS itself;

2.                                       a restructuring of a subsidiary of MPS;

3.                                       a restructuring resulting in the creation of an affiliated interest of MPS where it is intended that the affiliate will either enter into a contract or

(1)  On March 25, 2003, the Commission received a substitute page 10 to the Stipulation to correct a typographical error.  The correction has been incorporated into the Stipulation as if it were originally filed.

arrangement to furnish services or goods to be used by MPS, or perform activities formerly or simultaneously performed by MPS;

4.                                       a restructuring of HoldCo;

5.                                       a restructuring resulting in the creation of an affiliated interest of MPS where it is intended that the affiliate will act as a competitive energy supplier in Maine as that term is defined by 35-A MRSA Section 3201(5); and,

6.                                       a restructuring resulting in the creation of an affiliated interest that owns or intend to own generation assets whose ownership would be prohibited under the provisions of 35-A M.R.S.A. Section 3204 if owned by MPS directly.

For the purpose of this exemption, a “restructuring” of MPS means the creation, consolidation, merger, liquidation, transfer of ownership or control, dissolution or termination, in whole or in part, of MPS, or any entity described in subsections 2(b) or (c) above, accomplished by the issue, sale, acquisition, lease, exchange, distribution or transfer of 10% or more of MPS’ or the other entity’s voting securities by one person or two or more persons acting in concert.  With respect to HoldCo, a “restructuring” means the consolidation, merger, liquidation, transfer of ownership or control, dissolution or termination, direct or indirect, in whole or in part, of HoldCo, accomplished by the issue, sale, acquisition, lease, exchange, distribution or transfer of 10 % or more of the voting securities of HoldCo by one person or two or more persons acting in concert.

The approval of the reorganization, and the exemption from future reorganization approvals are subject to the following seventeen conditions set out in the Stipulation:

(1)                                  Access to books and records.  The Commission will continue to have reasonable access to books, records and documents of MPS, of HoldCo, and of non-utility affiliates in which HoldCo directly or indirectly holds a majority interest.  HoldCo will use its best efforts to produce books, records and documents of non-utility affiliates in which HoldCo has less than a majority interest.

(2)                                  SEC filings.  HoldCo shall provide the Commission with its annual, quarterly, current and transitional reports filed pursuant to Section 13 and 15(d) of the Securities and Exchange Act of 1934, at the same time it files those reports with the Securities and Exchange Commission.

(3)                                  Financial statements.  To the extent not covered by Item (2), HoldCo will provide to the Commission quarterly and annual financial statements.  The annual consolidated balance sheets of HoldCo and its subsidiaries will be certified by an independent public accountant.

(4)                                  Confidentiality.  The Commission will afford all appropriate protections, including the issuance of protective orders, for the business, financial and proprietary information designated by HoldCo or any of its affiliates as confidential.(2)

(5)                                  Loans and liabilities.  MPS will not make any loan to, or guarantee or assume any obligation of, HoldCo or any of its affiliates without prior Commission approval.

(6)                                  Reorganization costs.  All costs arising from the reorganization of the Company to a holding company system will be borne by shareholders.

(7)                                  Dividend policy.  The Board of Directors of the Company will continue to set dividend policy for the Company with due regard for the financial performance, needs and health of the Company and the maintenance of a safe, efficient and reasonable capital structure.  Commencing on July 1, 2003, if at any time MPS’s common dividend payout ratio (dividends per share divided by earnings per share) exceeds 1.0 (i.e. 100%) on a two year rolling average basis, MPS shall notify the Commission in writing within thirty (30) days of the end of the calendar quarter (assuming a dividend is paid on July 1, 2003, the initial two year period shall be April 1, 2001 through March 31, 2003).  The required notification should explain the circumstances (extraordinary or not) of this event and the financial condition of MPS.  The Commission reserves the right in the future, should financial circumstances warrant, to impose limitations on the dividend policy of MPS, the regulated transmission and distribution company.

(8)                                  Utility securities (debt or equity) issuances.  Securities issuances by the Company will be done independently of HoldCo and subject to such Commission approvals as required.  The proceeds of any securities issued by the Company will be used exclusively by the Company for its business.

(9)                                  Prior Commission Orders:

a)   As a result of the protections inherent in the holding company structure and the conditions set forth herein, the parties believe the ratepayers will be adequately protected from the financial and business risks and costs of non-utility activities; therefore, the ratemaking caps and presumptions established in Maine Public Service Company, Re: Request for Approval

(2)  We interpret the term “appropriate” here to mean “in accordance with usual Commission practice.”

of Reorganization, Docket 98-138, Order dated September 2, 1998 (the “EA Order”) (at 5-6) are removed.

b)   The Commission in Docket No. 98-138 amended by the Commissions Order in WPS Energy Service, Inc., Complaint Requesting Commission Action to Amend or Alter Commission Order of September 2, 1998 in Docket No. 1998-138 and Determine Whether Maine Public Service Co. and/or Energy Atlantic has Violated the Requirements of the Order of the Provisions of Chapters 301, 304 or 322, Docket No. 2000-894 (April 29, 2002), granted certain conditional exemptions to MPS and EA of the employee sharing prohibitions of Chapter 304.  On February 21, 2003, MPS announced that it intended to exit the Northern Maine market and requested an exemption from the requirements of Chapter 304. Maine Public Service Company, Application for Exemption of Chapter 304, Docket No. 2003-122.  The issue of whether the conditions of exemption set forth in the Commission Orders in Docket Nos. 1998-138 and 2000-894, including the question of whether such conditions if found to be appropriate should be at the MPS level or be transferred up to HoldCo will be considered in Docket No. 2003-122.

(10)                            Methodology for Determining Cost of Capital.  Maine Public’s cost of capital shall, following the closing on the reorganization, be determined based on the “divisional cost of capital” approach, without making a “double leverage” adjustment, as discussed in Central Maine Power Company, Re: Application for Approval of Reorganization, Maine PUC Docket No. 97-930, Order dated May 1, 1998 at 5-6.

(11)                            Discharge of EA Guarantee.  MPS shall be discharged of the EA Guarantee.

(12)                            Investment Level.  HoldCo’s total non-utility investment, excluding accumulated unregulated retained earnings, shall not exceed fifty million dollars (US$50,000,000) and such amount shall exclude retained earnings from Energy Atlantic, LLC., provided that MPS may at any time seek an enlargement of this limitation for good cause shown.

(13)                            Pledge or Transfer of Common Stock. Without prior Commission approval, HoldCo will not sell, pledge or otherwise transfer any common stock of the Company.

(14)                            Common Equity Ratio.  To protect and maintain the financial integrity of the regulated T & D utility, MPS and HoldCo agree to maintain the common equity ratio of MPS at a level of not less than forty eight percent (48%) of the total capital at all times, provided that the Commission may establish, for good cause shown, a lower ratio in connection with its authorization of  a future debt issuance proposed by MPS. Total capital is defined as the sum of the following components: common equity, preferred equity, long-term debt, current maturities long-term debt (CMLTD), long-term capital leases, current maturities long-term capital leases, and short-term debt.

(15)                            Testimony.  On the reasonable request of the Commission, HoldCo will direct any employee or officer of HoldCo or any subsidiary of other affiliate in which HoldCo directly or indirectly holds a majority interest to appear before the Commission for the purpose of giving testimony.

(16)                            Tax Effects.  During the course of this proceeding MPS has represented that the proposed reorganization will not result in any negative tax consequences for MPS.  To the extent that any such negative tax effects occur, MPS ratepayers will not bear any of the costs of such negative tax effects.

(17)                            Reservation of Commission Authority.  As set forth in 35-A M.R.S.A. § 708(2-a), approval of this reorganization does not limit or restrict the Commission powers in determining and setting MPS’s rates or charges.  As a last resort, the Commission may, pursuant to the provisions of 35-A M.R.S.A. §708(2)(A)(8), after notice and an opportunity to be heard, order divestiture of MPS by HoldCo upon a determination that no other available remedy is adequate to reasonably protect ratepayers from harm.

IV.                                DECISION

As we have now stated on numerous occasions, to approve a stipulation the Commission must find that:

1.                                       the parties joining the stipulation represent a sufficiently broad spectrum of interests that the Commission can be sure that there is no appearance or reality of disenfranchisement;

2.                                       the process that led to the stipulation was fair to all parties; and,

3.                                       the stipulated result is reasonable and not contrary to legislative mandate.

See Central Maine Power Company, Proposed Increase in Rates, Docket No. 92-345(II), Detailed Opinion and Subsidiary Findings (Me. P.U.C. Jan. 10, 1995), and Maine Public Service Company, Proposed Increase in Rates (Rate Design), Docket No. 95-052, Order (Me. P.U.C. June 26, 1996).

We have also recognized that we have an obligation to ensure that the overall stipulated result is in the public interest.  See Northern Utilities, Inc., Proposed Environmental Response Cost Recovery, Docket No. 96-678, Order Approving

Stipulation (Me. P.U.C. April 28, 1997).  We find that the proposed Stipulation in this case meets all the above criteria.

The Stipulation before us was entered into between the Company and the OPA.  In past cases, we have found that these two entities, representing often opposite views in the ratemaking process, constitute a sufficiently broad spectrum of interests to satisfy the first criterion.  See Public Utilities commission, Investigation of Stranded Cost Recovery, Transmission and Distribution Utility Revenue Requirements and Rate Design of Bangor Hydro-Electric Company (Phase II), Docket No. 99-185, Order Approving Stipulation (Maine Public Service Company) at 3 (Aug. 11, 2000).

Based on the record before us, we find that the process that led to this Stipulation was fair and open.  We, therefore, conclude that the second criterion for approval has also been satisfied.

Finally, we conclude that the result of the Stipulation is reasonable, not contrary to legislative mandate and consistent with the public interest.  The Stipulation would allow the Company to pursue its corporate objectives of going to a holding company structure and of pursuing non-utility business opportunities.  We find that the conditions for approval set forth in the stipulation are sufficient to protect MPS’s ratepayers from harm should MPS’s investments prove non-profitable.  In particular, we find that the investment limit, minimum equity ratio and dividend reporting conditions provided in the Stipulation are particularly effective tools in safeguarding MPS’s ratepayers.

In approving the Stipulation, we also approve MPS’s proposed Management Support Services Agreement and Cost Manual.  Under the Management Support Services Agreement, the services of individuals transferred to HoldCo will continue to be available to MPS.  In addition, HoldCo will be able to obtain services from MPS such as accounting and information technology services again subject to the Management Support Services Agreement.  Where applicable, the charges for such services shall be determined by reference to the Cost Manual.  With one exception the Management Support Services Agreement and the Cost Manual are in accordance with Chapter 820 of the Commission’s Rules.  The Stipulation proposes that the Commission conditionally waive Section 4(E) of Chapter 820 to allow MPS affiliates to charge MPS for services using a fully distributed cost methodology when the affiliate does not otherwise provide services to non-affiliates and no readily available market rate exists.  As part of its annual report, filed in accordance with Chapter 820 § 4(H), MPS is to indicate the instances in which an affiliate charged MPS for services, facilities, equipment or personnel using the fully distributed cost methodology.  Again we find, the stipulated result here to be reasonable, consistent with the public interest and with all relevant legislative mandates.

Accordingly, it is

O R D E R E D

1.                                       That the Stipulation entered into between Maine Public Service Company and the Office of the Public Advocate and filed with the Commission on March 12, 2003 as corrected by the March 25, 2003 filing by Maine Public Service company is approved.  The Stipulation is attached hereto as Appendix One.

2.                                       That the approvals set out in the Stipulation and the conditions for approval are incorporated by reference herein.

Dated at Augusta, Maine, this 26th day of March, 2003.

BY ORDER OF THE COMMISSION

Dennis L. Keschl
Administrative Director

COMMISSIONERS VOTING FOR:	Welch
Diamond
Nugent

NOTICE OF RIGHTS TO REVIEW OR APPEAL

5   M.R.S.A. § 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party’s rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding.  The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

1.                                       Reconsideration of the Commission’s Order may be requested under Section 1004 of the Commission’s Rules of Practice and Procedure (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

2.                                       Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 21 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. § 1320(1)-(4) and the Maine Rules of Appellate Procedure.

3.                                       Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. § 1320(5).

Note:                   The attachment of this Notice to a document does not indicate the Commission’s view that the particular document may be subject to review or appeal.  Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission’s view that the document is not subject to review or appeal.